Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following management’s discussion and analysis of CP Ships’ financial condition and results of operations for the three months ended 31st March 2002 and for the years ended 31st December 2001, 2000 and 1999 should be read in conjunction with the Consolidated Financial Statements, including the related notes thereto contained elsewhere in this document.

      The Consolidated Financial Statements have been prepared in accordance with Canadian GAAP which differ in certain respects from U.S. GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP as they affect CP Ships, see Note 22 to the Annual Financial Statements. Some of the information contained in this management’s discussion and analysis, including information with respect to CP Ships’ plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties.

Overview

CP Ships

      CP Ships is one of the world’s leading container shipping companies, offering its customers door-to-door as well as port-to-port containerized services for the international transportation of a broad range of industrial and consumer goods, including raw materials, semi-manufactured and finished goods. CP Ships operates a fleet of 78 ships in 24 trade lanes focusing on four principal markets which it serves with six well-recognized brands: Canada Maritime, Cast, Contship Containerlines, ANZDL, Lykes Lines and TMM Lines. In 2001, CP Ships transported over 1.8 million twenty-foot equivalent units, or “teu”, on behalf of more than 30,000 customers. Teu is the standard unit of measurement used in the container shipping industry. Based on standing capacity of its fleet in teu, CP Ships ranks as the eleventh largest carrier in the world, giving it economies of scale that are only otherwise available to global carriers. In 2001, CP Ships had revenue of $2.65 billion, and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of $213 million, before exceptional charges of $36 million related to the Spin-off (defined below) and the restructuring of organization and offices.

Spin-off from Canadian Pacific Limited

      On 1st October 2001, CP Ships’ former parent, Canadian Pacific Limited (“Canadian Pacific”), reorganized and divided into five separate publicly listed companies (the “Spin-off”). As a result, CP Ships became an independent publicly listed company on 3rd October 2001. In connection with the Spin-off, Canadian Pacific’s interest-free short-term loans to CP Ships were repaid in full from borrowings under a new $175 million revolving credit facility arranged by CP Ships.

      Prior to the Spin-off, CP Ships engaged in transactions with Canadian Pacific and certain of its former subsidiaries, including Canadian Pacific Railway. Pursuant to an agreement which extends through 2014, CP Ships has contracted to use Canadian Pacific Railway for all of its container rail traffic on specific routes through CP Ships’ terminals in Montreal. CP Ships believes that, although its agreement with Canadian Pacific Railway was originally entered into when Canadian Pacific Railway was a related party, the agreement was entered into on substantially the same terms and conditions as would be the case in an arm’s length transaction. Furthermore, it considers that the other transactions with, and services provided by, Canadian Pacific and its subsidiaries were either entered into on arm’s length terms or were not material to CP Ships’ results of operations.

Revenue

      CP Ships derives revenue primarily from the international transportation of containerized cargo. On door-to-door moves, revenue covers the transportation from inland point of origin to the export port, terminal charges at the port of loading, ocean transit, terminal charges at the port of discharge and delivery to inland destination, or the appropriate combination of charges for other moves, such as port-to-port, door-to-port or port-to-door, depending on the contract with the customer. Other revenue is derived from related services such as terminal operations and services ancillary to the container shipping business.

Components of Expenses

      Container shipping operations expenses include the cost of the provision and operation of ships, marine fuel, insurance, ship port calls, terminals and stevedoring, ocean and inland transportation of loaded containers, ocean and inland transportation and storage of empty containers, the provision and maintenance of the container fleet and brokerage fees paid to freight forwarders. General and administrative expenses comprise the cost of CP Ships’ administrative organization in each country in which its commercial and operations activities are provided by its own offices, together with the cost of using third party agents in other countries. CP Ships’ own offices expenses include commercial, operational and support staff costs, office rents, telecommunications and information systems costs.

      The global scale of CP Ships allows it to utilize its fleet and other assets more efficiently, realize economies of scale and manage its overhead more effectively thereby achieving cost savings attributable to ships and schedules, terminals and stevedoring, container fleet, inland transport and administration. These cost saving initiatives have contributed to an 11% reduction in cost per teu from $1,422 in 1996 to $1,271 in 2001. Cost per teu is total cost, excluding gains and losses on disposal of capital assets and currency exchange and after deducting slot charter revenue, divided by volume in teu.

EBITDA

      EBITDA is used by CP Ships as a measure of its operating performance and ability to meet working capital, capital expenditure and debt service requirements.

Strategic Transactions

      One of CP Ships’ key strategies is to pursue acquisitions that enable it to grow and achieve further economies of scale. During the period under review, CP Ships successfully completed three transactions.

      In January 1999, CP Ships formed the Americana Ships joint venture with Transportación Maritima Mexicana SA de CV (“TMMsa”). This 50/50 joint venture created what CP Ships considers was a strong regional competitor in the U.S. Gulf, Mexico, Central and South American trade lanes. Americana Ships combined CP Ships’ services and brands in this region, principally Lykes Lines, with TMM Lines, the container shipping business of TMMsa. Effective 1st January 2000, CP Ships acquired TMMsa’s remaining 50% interest in the Americana Ships joint venture.

      In August 2000, CP Ships purchased Christensen Canadian African Lines (“CCAL”), which provided services between Montreal and the U.S. East Coast and South Africa, in order to strengthen the position of Lykes Lines in the South Africa trade lane. CCAL now operates under the Lykes Lines brand.

      The Americana Ships joint venture was accounted for using proportional consolidation during 1999. Its acquisition and that of CCAL have been accounted for using the purchase method and, accordingly, the results of operations of Americana Ships and CCAL have been included in the Consolidated Financial Statements from their respective dates of purchase.

Ship Replacement Program

      CP Ships is currently mid-way through an $800 million ship replacement program, which commenced in 2000, to replace a number of its chartered ships with 23 owned ships. As at 31st March 2002, $402 million had been invested under the program and a further $391 million was committed. Twelve used ships have been delivered, 10 new ships are under construction at shipyards in Asia and CP Ships is committed to purchase one further used ship. Once the program is completed, which is expected to be in mid-2003, the number of owned ships in CP Ships’ fleet will have nearly doubled compared to mid-2000. At the end of the program, the overall number of ships in the fleet will have fallen slightly, due to restructuring and rationalization of services, mainly in

TransAtlantic and Australasian trade lanes. However, total standing capacity will have increased by approximately 7% due to larger ships replacing smaller ships.

      CP Ships believes that it can reduce its costs over the medium to long-term by owning ships rather than chartering them. In addition, the higher proportion of owned ships in its fleet will reduce CP Ships’ exposure to volatility in operating costs from the charter market and should, therefore, improve the stability of its long-term results. Furthermore, CP Ships is building ships with particular characteristics for its trade lanes, such as ice-strengthened ships for the services through the Montreal Gateway and ships with a high carrying capacity for refrigerated containers for the Australasia market. These ships may not be otherwise readily available on the charter market.

      Once the ship replacement program is completed, CP Ships’ capital expenditure on ships is expected to fall significantly.

Cyclicality

      Historically, the financial performance of the international container shipping industry has been cyclical, principally due to differences between the rate of growth of demand for container shipping services and the rate of growth in containership supply. Demand is influenced by global and regional economic conditions, currency exchange rates and other factors, which are often difficult to predict. Capacity is a function of the number of ships in the world fleet, their employment, delivery of new ships and scrapping of older ships. Changes in the levels of demand and supply can significantly affect freight rates, globally or in individual markets or trade lanes. Changes in demand and supply balance in one market can impact on, or be affected by, the demand and supply balance in other markets due to ship redeployment.

Seasonality

      CP Ships’ business is seasonal due to holidays (such as for consumer goods), crop cycles (for agricultural products) and other factors. Although peak shipping periods differ in some of the markets in which CP Ships operates, historically revenue and operating income have generally been lower during the first quarter.

Quarterly Financial Information

($ millions, unaudited)

	Three months ended

	31st March	31st December		30th September		30th June	31st March	31st December	30th September	30th June	31st March
	2002	2001		2001		2001	2001	2000	2000	2000	2000

Total revenue	578	669		663		675	639	686	685	658	616
Total expenses	584	634		629		636	608	639	639	613	590
Total operating income	(6)	35	(1)	34	(1)	39	31	47	46	45	26
EBITDA	14	58	(1)	53	(1)	55	47	69	59	57	39

(1)	Before an exceptional charge of $37 million in the three months ended 30th September 2001 and an exceptional credit of $1 million in the three months ended 31st December 2001.

Consolidated Results of Operations

($ millions except per share amounts, in $)

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999

	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	436	437	1,842	1,833	1,373

Revenue	578	639	2,646	2,645	1,878
Expenses
Container shipping operations	474	501	2,068	2,037	1,458
General and administrative	89	93	363	381	281
Depreciation	20	16	74	60	47
Currency exchange loss (gain)	1	(2)	2	5	4
Gain on disposal of capital assets	—	—	—	(2)	(1)
Total expenses	584	608	2,507	2,481	1,789
Operating (loss) income before exceptional charges	(6)	31	139	164	89
Exceptional charges	—	—	(36)	—	—

Operating (loss) income	(6)	31	103	164	89
Net interest (expense)/income	(3)	—	—	1	(4)
Income tax expense	(2)	(2)	(12)	(12)	(11)
Minority interest	—	—	1	—	1
Goodwill charges, net of tax	—	(4)	(16)	(18)	(15)

Net (loss) income	(11)	25	76	135	60

(Loss) earnings per Common Share — basic(1)	(0.14)	0.32	0.92	1.68	0.76
EBITDA(2) (unaudited)	14	47	213 (3)	224	136

(1)	Earnings per Common Share is calculated after deduction of dividends on preference shares held by a former affiliate in the years ended 31st December 2001 and 2000 of $3 million and $2 million, respectively. Following the Spin-off, such preference shares are no longer outstanding. Basic earnings per Common Share has been calculated using net income available to common shareholders divided by 79.3 million shares for the year ended 31st December 2001 and 80 million shares for the three months ended 31st March 2002. For periods prior to 1st October 2001 (including the three months ended 31st March 2001), basic earnings per Common Share has been restated using 79.1 million shares, which was the number of Common Shares outstanding immediately after the Spin-off.
(2)	EBITDA is not a substitute for operating income, net income or cash flow from operating activities as determined in accordance with generally accepted accounting principles. EBITDA is presented as additional information because CP Ships believes that it is widely used in the container shipping industry as a measure to evaluate a company’s operating performance and is a useful indicator of CP Ships’ ability to meet its working capital, capital expenditures and debt service requirements. Because EBITDA is not calculated identically by all companies, the presentations here may not be comparable to other similarly titled measures of other companies. CP Ships’ discretionary use of funds depicted by EBITDA may be limited by working capital, capital expenditure and debt service requirements and by restrictions related to legal requirements, commitments and uncertainties.
(3)	Before exceptional charges of $36 million relating to the Spin-off and restructuring charges.

Revenue

      For the three months ended 31st March 2002, CP Ships had revenue of $578 million, down 10% from $639 million for the same period in 2001. Volume in the first quarter of 2002 at 436,000 teu was flat compared with the same period in 2001, but CP Ships’ average freight rates for the ocean and terminal element of container movements (“freight rates”) were 13% lower. Market conditions continued to deteriorate in 2002 in most trade lanes due to slower growth in demand for global container services and significant additions to industry containership capacity.

      Revenue of $2.65 billion for the year ended 31st December 2001 was flat compared with 2000. Volume of 1.84 million teu in 2001 was slightly higher than in 2000, with volume growth from new Asian services offset by reduced volume in the TransAtlantic market. Average freight rates in 2001 improved by 1% compared to 2000, but declined sequentially in the second, third and fourth quarters of 2001, reversing the trend in 2000. A slowdown in world and particularly U.S. economic growth led to slower container trade growth. Slower growth was accompanied by an increase in world containership capacity of 12% in 2001, most of it directly into Asian trade lanes but with repercussions in many other trade lanes as carriers redeployed surplus ships.

      Revenue of $2.65 billion in 2000 was up 41% from $1.88 billion in 1999. This resulted from a 34% increase in volume from 1.37 million teu in 1999 to 1.83 million teu due to the acquisition by CP Ships of the remaining 50% interest in the Americana Ships joint venture. The average freight rate in 2000 increased by 7% reflecting a more balanced global supply of containership capacity and container trade demand compared to 1999. Excluding the effects of the Americana Ships transaction, volume for 2000 was 7% higher than in 1999.

Expenses

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Container shipping operations	474	501	2,068	2,037	1,458
General and administrative	89	93	363	381	281
Depreciation	20	16	74	60	47
Other	1	(2)	2	3	3

Total expenses	584	608	2,507	2,481	1,789

      In the three months ended 31st March 2002, total expenses declined 4% to $584 million, from $608 million in the corresponding period of 2001 partly due to cost cutting initiatives. These initiatives included the renewal, during the first quarter of 2002, of charter agreements for 13 ships at significantly lower rates, which is expected to reduce costs by nearly $25 million in 2002.

      Total expenses increased by 1% in 2001 to $2.51 billion from $2.48 billion in 2000. Container shipping operations expenses increased to $2.07 billion in 2001 from $2.04 billion in 2000 with the implementation of new services, notably in the Asia-Europe trade lanes. The costs associated with such implementation were, however, partly offset by lower marine fuel costs and initiatives under the cost reduction program. General and administrative expenses declined from $381 million to $363 million due to effective cost control measures and reduced cash bonus payments as a result of lower operating income. An increase in depreciation in 2001 from $60 million to $74 million reflected capital investment in ships under the ship replacement program. Cost per teu increased by 0.5% to $1,271 in 2001 from $1,265 in 2000, primarily due to the effects of lower TransAtlantic volume and the start-up of new services in the Asian market.

      In 2001, approximately 50% of total expenses were fixed including ship network costs, container fleet costs and general and administrative costs. However, although categorized as fixed expenses, CP Ships regularly adjusts its ship network and container fleet in response to changes in business demand. The remaining 50% were variable costs including inland transport, terminal and empty container positioning costs.

      In 2000, total expenses increased by 38.7% to $2.48 billion compared with $1.79 billion in 1999, due to CP Ships’ purchase of the remaining 50% interest in the Americana Ships joint venture, cost increases associated with volume growth in the existing businesses and a 59% increase in marine fuel prices.

Operating Income (Loss)

      For the three months ended 31st March 2002, CP Ships recorded an operating loss of $6 million compared to an operating profit of $31 million in the corresponding period in 2001. The operating loss was attributable to the deterioration in market conditions discussed above, which resulted in a change from a small profit to significant operating loss in the Asian market, a reduction in operating income in the TransAtlantic market and a change from a small profit to a small operating loss in the Australasian market.

      In 2001, operating income of $139 million before exceptional charges was down $25 million from $164 million in 2000. Stronger performance in the Latin American market and improved results in the Australasian market were offset by lower operating income in the TransAtlantic market and operating losses in the Asian market.

      In 2000, operating income improved 84% to $164 million from $89 million in 1999. The increase was due to the acquisition of the remaining 50% interest in the Americana Ships joint venture together with general improvements in market conditions in the TransAtlantic, Asian and Latin American markets, offset by lower operating income in the Australasian market.

EBITDA

      EBITDA for the three months ended 31st March 2002 was $14 million, down 70% from $47 million in the first quarter of 2001. EBITDA in 2001 was $213 million before exceptional charges of $36 million, down $11 million from $224 million in 2000. EBITDA increased by 64% in 2000 from $136 million in 1999.

Net Interest

      For the three months ended 31st March 2002, net interest expense was $3 million. For the corresponding period in 2001 there was no net interest expense. The expense in the first quarter of 2002 was due to the refinancing of interest free borrowings from Canadian Pacific, CP Ships’ former parent, with bank debt under CP Ships’ $175 million revolving credit facility (the “$175 Million Facility”) at market rates following the Spin-off.

      For the year ended 31st December 2001, there was no net interest expense or income as interest expense primarily incurred under the $175 Million Facility was fully offset by interest income earned on cash balances. In 2000, CP Ships had net interest income of $1 million compared with a net interest expense of $4 million in 1999. The expense in 1999 was due mainly to capital leases.

Income Tax

      Income tax expense of $2 million in the first quarter of 2002 was unchanged compared to the same period in 2001 despite the operating loss. This is attributable to the fact that the tax charge is more fixed and less dependent on profit levels since 1st January 2001 due mostly to the application of the UK tonnage tax regime within CP Ships. See “— Taxation — UK Tonnage Tax”. Income tax expense in 2001 at $12 million was the same as in 2000. Due to the fall in income before tax to $103 million in 2001 from $165 million in 2000, CP Ships’ effective tax rate was 11.7% in 2001 compared to 7.3% in 2000. Despite significantly higher income before tax in 2000 compared to 1999, income tax expense increased by only $1 million due partly to utilization of tax losses and other allowances in 2000. Therefore, the effective income tax rate declined from 12.9% to 7.3%.

Goodwill Charges

      Following changes in Canadian GAAP with effect from 1st January 2002, goodwill is no longer amortized but is instead subject to annual impairment tests. This change benefited net income by $4 million in the three months ended 31st March 2002 compared to the same period in 2001. See “— New Canadian Accounting Pronouncements”.

      Amortization of goodwill was $16 million for 2001, down $2 million compared to the previous year due to a portion of goodwill being fully written down in 2000. In 2000, amortization of goodwill was $18 million, an increase of $3 million compared to 1999 due to the additional goodwill that resulted from the acquisition in 2000 of TMMsa’s remaining 50% interest in the Americana Ships joint venture.

Exceptional Charges

      Exceptional charges in 2001 were $36 million. Of this amount, $17 million related to the Spin-off, including $7 million for professional fees and other expenses and $10 million for the conversion of CP Ships’ cash-based long-term incentive plan into restricted stock awards. The remaining $19 million related to the restructuring of organization and offices, mostly in North America and Europe, in order to improve efficiency, reduce costs and strengthen competitive positioning.

Net Income (Loss)

      CP Ships reported a net loss of $11 million for the first quarter of 2002 compared to net income of $25 million for the same period in 2001. Net income for the year ended 31st December 2001 was $76 million ($112 million excluding exceptional charges), compared to $135 million in 2000 and $60 million in 1999.

      For the first quarter of 2002, the basic loss per Common Share was $0.14 compared with basic earnings per Common Share of $0.32 in the same period in 2001. Basic earnings per Common Share in 2001 was $0.92 ($1.37 excluding exceptional charges), compared to $1.68 in 2000 and $0.76 in 1999.

Dividends

      On 16th April 2002, the Board of Directors of CP Ships declared a dividend for the first quarter of 2002 of $0.04 per Common Share, which was paid on 15th May 2002.

      On 24th January 2002, the Board of Directors declared a dividend for the fourth quarter of 2001 of $0.04 per Common Share, which was paid on 22nd February 2002.

      Dividends of $3 million in 2001 and $2 million in 2000 were paid on preference shares outstanding from mid-2000 to mid-2001 held by a former affiliate. Following the Spin-off, such preference shares are no longer outstanding.

Results of Operations by Market

TransAtlantic Market

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	222	237	942	1,033	732

Revenue	288	335	1,323	1,406	977
Expenses	280	317	1,244	1,317	936

Operating income	8	18	79	89	41

      Operating income decreased by $10 million to $8 million for the three months ended 31st March 2002 compared with the same period in 2001. Average freight rates were 14% lower and volume was down 6%. Slow economic growth in Europe, continued strength of the U.S. dollar, and increased competition led to lower volume and freight rates in the weaker export legs from North America. Overall, the effect of reduced volume and average freight rates were partly offset by lower ship network and other operating costs.

      In 2001, operating income of $79 million declined by $10 million compared to 2000. Average freight rates were 3% higher than in 2000 but volume was 9% lower due to a decline in total trade volume in the TransAtlantic market as a result of weak economic conditions and increased competition in the Mediterranean trade lanes. In 2001, four chartered ships were replaced with owned ships in the Gulf-North Europe trade lane thereby reducing ship network costs. Services in the US/Canada via Montreal-Mediterranean trade lane were also restructured with improved service.

      In 2000, operating income increased by 117% to $89 million compared to $41 million in 1999. Total volume in 2000 increased by 41% compared to 1999, reflecting the full ownership of Americana Ships which accounted for an increase in volume of 35%. The underlying increase in volume from trade growth and expanded operations was 6%. Average freight rates rose by 8% compared to 1999 due to strong European exports driven by the improving U.S. economy, growth in Mexico and a weak euro throughout 2000.

Australasian Market

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	77	80	348	356	340

Revenue	120	131	549	574	547
Expenses	123	128	520	551	511

Operating (loss) income	(3)	3	29	23	36

      CP Ships incurred an operating loss of $3 million in the first quarter of 2002 compared to a $3 million profit in the corresponding period in 2001. The loss is mainly attributable to a 10% decrease in average freight rates due to increased competition from indirect services via Asian ports and in the US West Coast-Australasia trade lane. Volume was 4% lower than in the first quarter of 2001.

      Operating income of $29 million for the year ended 31st December 2001 improved by $6 million compared to 2000. Lower operating costs in 2001 offset weaker volume, which was down 3% due to continuing decreases in imports into Australasia. Average freight rates for 2001 were stable compared to 2000. In March 2001, CP Ships formed a joint service in the US West Coast-Australasia trade lane with three other carriers. The new arrangement reduced ship operating costs and improved port coverage, port call frequency and transit times.

      In 2000, operating income was $23 million, a decrease of $13 million compared to 1999. A steady fall in southbound freight rates due to excess trade lane capacity, Australasian currency weakness reducing average revenue northbound and increased ship charter costs led to a significant deterioration in operating results in the US West Coast-Australasia trade lane.

Latin American Market

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	33	41	162	177	117

Revenue	50	60	244	242	137
Expenses	44	56	216	224	141

Operating income (loss)	6	4	28	18	(4)

      Operating income of $6 million in the first quarter of 2002 was $2 million higher than in the corresponding period in 2001. Significantly lower ship network costs due to the replacement of chartered ships with owned ships and charter renewals at lower rates, and other operating efficiencies, offset a 13% reduction in average freight rates compared to the first quarter 2001. Volume in the Latin American market during the first quarter of 2002 declined by 18% compared to the first quarter of 2001, or by 5% after an adjustment for the reclassification of the West Coast North America-West Coast South America service which was integrated in 2001 with the Asia-Americas services and, therefore, is now included in the Asian market. Increased carryings in two smaller services, one of which started in 2001, offset a decline in import volume to Argentina.

      In 2001, operating income increased by 56% to $28 million from $18 million in 2000 due mainly to a 6% increase in average freight rates. Total volume decreased by 8%, but after the adjustment increased by 4% due to strong exports from Brazil and the introduction of a new service between the Mediterranean and East Coast South America. In the second quarter of 2001, three chartered ships were added in order to expand the Gulf-Caribbean service. Operating costs in 2001 were reduced by replacing chartered ships with three owned 2100 teu ships in the Gulf-East Coast South America trade lane, and by renewing charters at lower rates.

      For the year ended 31st December 2000, operating income improved to $18 million compared to an operating loss of $4 million in 1999 due to stability in the South American economies and rationalization of capacity in many trade lanes, which led to 18% higher average freight rates. Volume in 2000 increased by 51% compared with 1999, reflecting the acquisition of the remaining 50% interest in the Americana Ships joint venture.

Asian Market

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	95	62	331	216	110

Revenue	103	88	435	337	154
Expenses	122	87	448	317	149

Operating (loss) income	(19)	1	(13)	20	5

      In the first quarter of 2002, continuing losses in the Asia-Europe and Europe-India trades due to competitive pressure from excess trade lane capacity led to an operating loss of $19 million compared to a profit of $1 million in the same period in 2001. In the Asia-Europe service, the temporary removal of capacity by some carriers, the strengthening of volume later in the quarter, as well as trade initiatives to increase freight rates, slowed the rate of decline of freight rate, although market conditions remained difficult. In the Europe-India service, freight rates continued to fall during the quarter.

      An operating loss of $13 million in 2001 compared to a $20 million operating income in 2000. Volume increased by more than 50% with a consequent increase in operating costs as the scope of the Asian businesses was expanded significantly. More adverse market conditions due to excess capacity affected to varying degrees all three trades: India, Asia-Americas and, particularly, the start-up Asia-Europe trade. In March 2001, CP Ships entered the Asia-Europe trade by way of slot charters on three related services. During the first six months of 2001, four owned 3300 teu ships were introduced into a restructured Asia-Americas trade lane. In September 2001, a new service was started as a slot charter between Asia, South Africa and East Coast South America. During the fourth quarter of 2001, a chartered ship was withdrawn from one of the Asia-Americas services in response to lower demand.

      Operating income for 2000 was $20 million, an increase of $15 million compared to 1999. This increase was principally due to increased freight rates together with a near doubling in volume following the acquisition of the remaining 50% interest in the Americana Ships joint venture, expansion of the Asia-West Coast Americas trade lanes and the start-up of new services from US East Coast-India and South East Asia-India/ Arabian Gulf trade lanes. Volume growth in the existing businesses was 5% for the same period. The increase in expenses to $317 million in 2000 from $149 million in 1999 was due to the increased scope and scale of the business.

Other Markets and Activities

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Volume (in teu 000s, unaudited)	9	17	59	51	74

Revenue	17	25	95	86	63
Expenses	15	20	79	72	52

Operating income	2	5	16	14	11

      For the three months ended 31st March 2002, operating income was down $3 million to $2 million compared to the corresponding period in 2001. The decrease was due to lower income from chartering out fewer surplus ships and lower volume in the Africa service.

      Operating income increased by $2 million to $16 million in 2001 from $14 million in 2000. A 16% increase in volume contributed to improved results in the North America-South Africa trade lane, and results for break-bulk services improved due to lower costs. Income from CP Ships’ Montreal Gateway terminals declined due to lower TransAtlantic volume. In 2001, increased income was earned from chartering out ships that were temporarily surplus.

      Operating income in 2000 increased by $3 million from $11 million in 1999. Volume fell 32% compared to 1999 due to the sale early in 2000 of Compania Trasatlantica Espanola SA, which was part of the Americana Ships joint venture. This reduction was partly offset by increases in break-bulk and African volumes.

Outlook

      The container shipping industry’s immediate outlook remains difficult. Somewhat stronger economic growth is improving demand, and capacity rationalization initiatives in a number of trade lanes have improved the supply/demand balance. However, the general burden of excess industry capacity from delivery of new ships is expected to continue through this year and probably into next year.

      CP Ships reported an operating loss in the first quarter of this year. Results in March and into the second quarter, based on firmer volumes, have improved. This year’s already announced target to cut annualized costs is expected to be met or exceeded. So, for the year overall, CP Ships continues to expect to be profitable.

Liquidity and Capital Resources

Overview

      Historically, CP Ships’ principal sources of liquidity have been cash on hand, operating cash flow, secured loans and other borrowings, proceeds from sale and leaseback transactions, structured financing transactions and, prior to the Spin-off, interest-free loans and capital contributions from Canadian Pacific. In connection with the Spin-off, CP Ships repaid all shareholder loans and returned capital to Canadian Pacific by borrowing $144 million under the $175 Million Facility.

      Following the Spin-off, all of CP Ships’ other financing arrangements remained in place, although some of the terms were amended. As at 31st March 2002, CP Ships’ facilities and borrowings comprised (i) the $175 Million Facility of which $160 million was borrowed; (ii) a $350 million secured revolving credit facility (the “$350 Million Facility” and together with the $175 Million Facility, the “Revolving Credit Facilities”), none of which was available to be borrowed; (iii) a $50 million loan (the “Pacific Class Vessel Loan”) secured on four U.S. flag Pacific Class ships owned indirectly through separate U.S. trusts (the “PCV Trusts”); and (iv) a $1 million mortgage loan. CP Ships realized proceeds of $64 million from the sale and leaseback of containers (the “Container Sale and Leaseback”) in November 2000. CP Ships also arranged, in 1995 and 1998, two structured financing transactions (the “Montrose and Montclare Charter Arrangements”) in an aggregate principal amount of approximately $200 million under which it has entered into long-term bareboat charters of the four ships (the “Montrose and Montclare Ships”) and made certain other commitments in connection with their financing.

Cash Flow

      At 31st March 2002, CP Ships had cash and cash equivalents of $92 million ($116 million as at 31st December 2001). CP Ships had cash outflow from operations of $4 million in the first quarter of 2002 compared to a cash inflow from operations of $38 million for the same period in 2001 due mainly to a change from profit to loss for the period. Cash from operations in 2001 was $192 million, up $18 million compared to 2000 mainly due to improved non-cash working capital movements. Cash from operations in 2000 increased by $145 million over the previous year due to higher profits and a significant improvement in non-cash working capital movements.

      The following is a summary of cash flow for the periods indicated:

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Cash flow from operations	(4)	38	192	174	29
Loans from former affiliates (net)	—	45	(50)	1	5
Contributed surplus and return of share capital(1)	—	—	(12)	203	52
(Repayment) increase of debt (net)	(4)	(3)	146	(12)	(12)
Additions to capital assets	(16)	(109)	(292)	(307)	(113)
Proceeds from disposal of capital assets(2)	4	4	15	70	5
Acquisitions of businesses(3)	—	—	—	(61)	—
Other(4)	(4)	—	(5)	(7)	—

(Decrease) increase in cash and cash equivalents(5)	(24)	(25)	(6)	61	(34)

(1)	Equity contributions from, and returns of share capital to, former affiliated companies.
(2)	Includes the Container Sale and Leaseback of containers for $64 million in November 2000.
(3)	Comprises the acquisition of the remaining 50% interest in the Americana Ships joint venture with effect from 1st January 2000 and the acquisition of CCAL in August 2000.
(4)	Includes dividends on common and preference shares, deferred charges, finance costs, ship deposits and proceeds from the disposal of investments.
(5)	Includes cash and temporary investments having a maximum maturity of three months.

     At 31st March 2002, CP Ships’ long-term debt was $226 million, compared with $230 million at 31st December 2001 and $32 million at 31st December 2000. The increase in long-term debt in 2001 was principally due to borrowings under the $175 Million Facility which were incurred to repay short-term debt to Canadian Pacific and pay costs associated with the Spin-off, and the assumption by CP Ships of the Pacific Class Vessel Loan upon the purchase of the PCV Trusts in September 2001. Total debt net of cash as at 31st March 2002 was $134 million and at 31st December 2001 was $114 million. There was no net debt at 31st December 2000. As at 31st March 2002, $160 million had been borrowed under the $175 Million Facility and a further $15 million was available to be borrowed.

Sources of Liquidity

      Revolving Credit Facilities. The $175 Million Facility has a four-year term expiring in August 2005 and the amount available to be borrowed will be permanently reduced to $125 million in August 2004. Borrowings under the $175 Million Facility are made by subsidiaries of CP Ships, are currently secured by 11 ships and are guaranteed by CP Ships and certain of its subsidiaries. Under the $175 Million Facility, CP Ships must pay interest on amounts borrowed at a rate equal to LIBOR plus the applicable margin, in addition to a quarterly commitment fee on the unused portion equal to 50% of the margin. So long as the facility’s rating by Standard & Poor’s, a division of the McGraw-Hill Companies (“S&P”) remains at BBB-, the applicable margin is 1.05%. The margin and the commitment fee will be increased if the facility’s rating is downgraded or withdrawn and decreased if it is upgraded. Under the $175 Million Facility, CP Ships has an ongoing obligation to maintain free liquid assets (defined as credit balances on current or deposit accounts, short-term certificates of deposit and amounts of any unutilized, committed credit facilities up to $50 million) of at least $75 million.

      The $350 Million Facility has a five-year term expiring in December 2006 and the amount available to be borrowed will be permanently reduced to $262.5 million in December 2005. Subject to satisfaction of all conditions precedent, borrowings under the $350 Million Facility may be made by subsidiaries of CP Ships, will be initially secured by two used ships and CP Ships’ rights under ship building contracts for 10 ships currently under construction, and will be guaranteed by CP Ships. CP Ships is currently in the process of satisfying conditions precedent relating to the provision of security over these construction contracts. Under the $350 Million Facility, CP Ships must pay interest on amounts outstanding equal to LIBOR plus the applicable margin, in addition to a quarterly commitment fee on the unused portion equal to 40% of the margin. The applicable margin is based on CP Ships’ lowest corporate credit rating as determined by S&P’s or Moody’s Investors Service, Inc. (“Moody’s”). Currently, such rating is Ba2 (as rated by Moody’s) and the applicable margin is 2.25%. The margin will be decreased if CP Ships’ lowest corporate credit rating increases above Ba2 (or the equivalent S&P rating).

      The amount that CP Ships is permitted to borrow under the Revolving Credit Facilities is affected by a number of factors, including: (i) the credit rating of the $175 Million Facility; (ii) the corporate credit rating of CP Ships, (iii) the appraised value of owned ships upon which such facilities are secured; (iv) the payment of purchase price instalments under ship building contracts; (v) the timing of completion and delivery of ships under construction and their appraised value at delivery; (vi) CP Ships’ ability to meet certain financial and other covenants under the facilities and (vii) its ability to meet certain of its obligations under other borrowings.

      Under the $175 Million Facility, CP Ships may borrow an amount up to 80% of the appraised value of the ships on which the facility is secured. If S&P’s rating for this facility falls below BBB- or such rating is withdrawn, the value of the secured ships must be reappraised within 30 days and thereafter annually for so long as such rating is below BBB-. During any such rating downgrade or withdrawal, borrowings under the $175 Million Facility may not exceed 70% of the reappraised value of the secured ships, and to the extent that borrowings under the facility exceed the 70% threshold, CP Ships may be required to reduce the borrowings within 15 days of notification. As at 31st March 2002, the applicable appraised value of the secured ships was $222 million and, accordingly, borrowings up to the full amount of this facility were permitted.

      Under the $350 Million Facility, CP Ships may borrow an amount up to the aggregate of: (i) 70% (or 80% if its lowest corporate credit rating is upgraded to BBB-/Baa3 or higher) of the appraised value of the owned secured ships and (ii) 60% of the amount of all purchase price instalments paid under the ship building contracts. The value of all owned secured ships (including ships currently under construction, once delivered) is subject to an annual reappraisal. The owned secured ships must also be reappraised within 30 days following any downgrading of the lowest of CP Ships’ corporate credit ratings by either S&P or Moody’s or the withdrawal of such ratings. Based on the appraised value of the two owned secured ships and the total instalment payments made by CP Ships, and subject to satisfaction of all conditions precedent, CP Ships would be able to borrow approximately $90 million under the $350 Million Facility.

      Under the terms of the Revolving Credit Facilities, CP Ships is subject to financial and other covenants. If (i) it fails to comply with such covenants, or (ii) a change of control (as defined under the Revolving Credit Facilities) occurs, or (iii) it defaults under the terms of certain indebtedness and lease obligations, this will constitute an event of default under the Revolving Credit Facilities which, unless waived by the lenders, will result in amounts owing thereunder becoming immediately due and payable.

      Container Sale and Leaseback. On 7th November 2000, a subsidiary of CP Ships entered into the Container Sale and Leaseback transaction whereby it agreed to sell containers with a total capacity of approximately 44,350 teu (the “Leased Containers”) to a leasing counterparty (the “Lessor”) for $64 million, and agreed to lease such containers from the Lessor for a minimum of five years (and up to nine years at the option of CP Ships) under a container lease contract (the “Container Lease”). The obligations of the subsidiary in connection with this transaction are fully guaranteed by CP Ships (the “Container Guarantee”). Under the Container Lease, CP Ships is required to make fixed quarterly rental payments to the Lessor based on the amortization of the purchase price plus a return to the Lessor of 8.05%. The total rent paid by CP Ships under the Container Lease in the year ended 31st December 2001 was $10 million.

      Under the Container Sale and Leaseback, CP Ships is subject to the same financial covenants as are contained in the $350 Million Facility, as well as certain other covenants. If CP Ships fails to comply with such covenants or an event of default occurs under the terms of certain indebtedness or other material contracts, this will constitute an event of default under the Container Sale and Leaseback. In addition, the Lessor has the right at any time to declare a “material adverse change” where (i) CP Ships’ long term corporate credit rating by S&P is lower than BBB-, its current rating, and CP Ships’ long-term senior implied rating by Moody’s is lower than Baa3 (it is currently Ba2) or (ii) CP Ships has no such ratings from either S&P or Moody’s. If the Lessor declares a “material adverse change” and amendments to the Container Lease and the Container Guarantee are not agreed to by CP Ships and the Lessor within 30 days of such declaration, the Lessor has the right to declare an event of default under the Container Sale and Leaseback.

      Upon the occurrence of an event of default, the Lessor may, at its option (i) require CP Ships to repurchase the Leased Containers at a purchase price based on their fair market value plus certain “breakage costs” incurred by the Lessor or (ii) retain ownership of the Leased Containers and demand payment of a fixed termination price which, as at 31st March 2002, was approximately $57 million. If the Lessor declares an event of default under the Container Sale and Leaseback, this will also constitute an event of default under CP Ships’ other financing transactions which, unless waived, will result in all amounts owing thereunder becoming immediately due and payable.

      CP Ships has negotiated with the Lessor certain amendments to the financial and other terms of the Container Lease and the Container Guarantee, which are subject to approval by the Lessor’s credit committee. Under the amendments, (i) the Lessor will not be entitled to declare a material adverse change if CP Ships’ long term corporate credit rating by S&P is not lower than BB+ or CP Ships’ long term senior implied rating by Moody’s is not lower than Ba1 (whichever rating is higher), (ii) the rate of return to the Lessor will increase to 8.9% for so long as the lower of such ratings is BB or lower (in the case of S&P) or Ba2 or lower (in the case of Moody’s), will decrease to 8.4% if and for so long as the lower of such ratings is BB+ (in the case of S&P) or Ba1 (in the case of Moody’s) and will decrease to 8.05% if and for so long as the lower of such ratings is BBB- (in the case of S&P) or Baa3 (in the case of Moody’s), and (iii) CP Ships will have certain rights to purchase the Containers at a specified price in order to avoid the occurrence of an event of default under the Container Lease or the Container Guarantee. However, no assurance can be given that such amendments will be successfully concluded or that CP Ships’ ratings will remain at or above the applicable thresholds.

      Pacific Class Vessel and Other Loans. CP Ships owns, indirectly through the PCV Trusts, four U.S. flag Pacific Class ships. The PCV Trusts have entered into agreements dated 22nd July 1998 with a financial institution to borrow a total of $70.5 million. The obligations of the PCV Trusts under the Pacific Class Vessel Loan are secured on the four ships and are guaranteed by CP Ships and one of its subsidiaries. The Pacific Class Vessel Loan is repayable in monthly instalments with the final instalment being due in June 2008, and interest is payable on the declining principal amount outstanding at the rate of 6.71% per annum. As at 31st March 2002, the amount outstanding under the Pacific Class Vessel Loan was $50 million. Under the terms of the Pacific Class Vessel Loan, CP Ships is subject to financial and other covenants. If CP Ships fails to comply with such covenants, this will constitute an event of default which, unless waived by the lender, will result in amounts owing thereunder becoming due and payable.

      CP Ships has also borrowed $1 million which is repayable up to 2008 and is secured on an office building.

      Senior Notes. CP Ships is offering $250 million principal amount of senior notes pursuant to an offering memorandum. The senior notes will bear interest at the rate of approximately      % per annum and will mature on                  2012. The senior notes will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

      Upon the occurrence of a “Change of Control Triggering Event” (as defined in the indenture governing the senior notes), CP Ships will be required to make an offer to purchase all of the outstanding senior notes at a redemption price of 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

      Use of Proceeds from the Offerings and Liquidity. The total net proceeds from the offerings of Common Share and senior notes (the “Offerings”) are estimated at $337 million, assuming the over-allotment option with respect to the Common Share offering is not exercised. Of the net proceeds, CP Ships intends to use (i) approximately $180 million to purchase the Montrose and Montclare Ships, (ii) approximately $40 million to pay for the Italia Acquisition and (iii) approximately $117 million to reduce its borrowings under the $175 Million Facility. Amounts repaid under the $175 Million Facility may be re-borrowed, subject to compliance with the terms of such facility. As at 31st March 2002, and after adjusting for application of the net proceeds of the Offerings, borrowings under this facility would have been approximately $42 million with a further $133 million available to be borrowed.

      The terms of the Revolving Credit Facilities contain, and the terms of the senior notes will contain certain restrictions on the ability of CP Ships and its subsidiaries to: (i) incur indebtedness and issue preferred shares;

(ii) sell capital stock of their subsidiaries and certain assets; (iii) convey, sell or lease all or substantially all of their assets; or (iv) create liens or encumbrances over their assets, unless certain financial and other tests are met. A failure to comply with such restrictions will constitute an event of default under such facilities and the senior notes which, unless waived by the lenders or the noteholders, will result in all amounts owing thereunder becoming due and payable. CP Ships does not expect that these restrictions will impose any material limitations on its ability to fund its ongoing operations.

Cash Commitments

      The following table shows the total cash commitments of CP Ships as at 31st December 2001 falling due in the years indicated, without giving effect to the Offerings:

	Year ended 31st December
						After
	2002	2003	2004	2005	2006	2006	Total
($ millions, unaudited)
Long-term debt	7	7	42	133	8	15	212
Capital lease obligations	8	4	4	2	—	—	18
Montrose and Montclare Ship charters	21	21	21	21	21	139	244
Other operating leases(1)	182	72	41	25	11	10	341
Unconditional purchase obligations	225	170	—	—	—	—	395

Total cash commitments	443	274	108	181	40	164	1,210

(1)	Does not include combined annual rental in an amount of $41 million which CP Ships will be required to pay in the future in connection with the time charter of six new ships agreed to by it in connection with its ship replacement program.

     The following table shows the total cash commitments of CP Ships as at 31st December 2001 falling due in the years indicated, after giving effect to the Offerings and the application of the net proceeds to purchase the Montrose and Montclare Ships and reduce borrowings under the $175 Million Facility:

	Year ended 31st December
						After
	2002	2003	2004	2005	2006	2006	Total
( $ millions Pro forma, unaudited)
Long-term debt	7	7	7	8	8	15	52
Capital lease obligations	8	4	4	2	—	—	18
Montrose and Montclare Ship charters	—	—	—	—	—	—	—
Other operating leases(1)	182	72	41	25	11	10	341
Unconditional purchase obligations	225	170	—	—	—	—	395
Senior notes due 2012	—	—	—	—	—	250	250

Total cash commitments	422	253	52	35	19	275	1,056

(1)	Does not include combined annual rental in an amount of $41 million which CP Ships will be required to pay in the future in connection with the time charter of six new ships agreed to by it in connection with its ship replacement program.

     Owned ships with a net book value at 31st March 2002 of $369 million are encumbered. Unencumbered assets as at 31st March 2002 include accounts receivables ($377 million), cash ($92 million), inventory ($12 million) and other capital assets including ships ($400 million).

      CP Ships expects to have sufficient cash flow from operations, cash on hand and committed financing to meet its obligations as they fall due.

Capital Expenditures

      CP Ships has made significant investments in new and used ships, containers and other capital equipment including information systems, motor vehicles and terminal handling equipment. The following is a summary of capital expenditure for the periods indicated:

	Three months ended
	31st March		Year ended 31st December

	2002	2001	2001	2000	1999
($ millions)
	(unaudited)	(unaudited)
Ships(1)	2	89	185	227	13
Containers	—	—	—	34	38
Other(2)	14	20	107	51	62

	16	109	292	312	113

(1)	Includes stage payments for ships under construction.
(2)	Includes computer equipment, terminal equipment, fixtures and fittings, leasehold improvement and vehicles.

     As at 31st March 2002, under the ship replacement program, 12 used ships had been purchased for $309 million. CP Ships has also agreed to purchase 10 new ships pursuant to non-cancellable ship building contracts at a total cost of $453 million, of which $93 million had been paid as at 31st March 2002, for expected delivery between June 2002 and July 2003. In total, $402 million had been invested by CP Ships under the ship replacement program by 31st March 2002 and a further $391 million was committed. The following is a summary of amounts invested and committed under the ship replacement program:

	Invested (unaudited)				Committed (unaudited)

	2000	2001	2002(1)	Total	2002(2)	2003	Total	Total
($ millions)
Used ships	161	148	—	309	—	31	31	340
New ships	66	25	2	93	221	139	360	453

	227	173	2	402	221	170	391	793

(1)	Up to 31st March.
(2)	As from 1st April.

     CP Ships expects to finance its commitments under the ship replacement program from a combination of cash generated from operations, borrowings under the Revolving Credit Facilities and proceeds of the Offerings.

      Once the ship replacement program is completed, CP Ships expects that its capital expenditure on ships will decline significantly. The average age of its owned fleet was 14.6 years on 31st March 2002 and is expected to be 6.7 years upon completion of the ship replacement program. See “Description of the Business — Ship Replacement Program”.

      Between 1993 and 2001, CP Ships invested $145 million in new containers, some of which were sold by CP Ships for $64 million in connection with the Container Sale and Leaseback. CP Ships does not currently have any commitments to purchase containers.

      As at 31st March 2002, CP Ships had no other significant capital commitments.

Operating Leases

      As at 31st March 2002, CP Ships had 48 ships under charter and containers with a total capacity of approximately 250,000 teu under lease, classified as operating leases in the Consolidated Financial Statements. The total cost of operating leases for the three months ended 31st March 2002 was $88 million ($125 million for the corresponding period in 2001). In 2001, the total cost of operating leases was $458 million ($449 million in 2000, $309 million in 1999), of which $308 million was attributable to ship charters ($308 million in 2000, $221 million in 1999), $10 million was attributable to the Container Sale and Leaseback ($2 million in 2000) and $140 million was attributable to other leases ($139 million in 2000, $88 million in 1999). A majority of the operating leases relating to ships are time charters rather than bareboat charters, the cost of which includes costs relating to ship operations such as the provision of crew and certain repair and maintenance.

      As part of the ship replacement program, CP Ships has agreed to time charter six new ships for a minimum period of eight years. The ships are expected to be delivered between mid-December 2002 and mid-May 2003 and will have a combined annual rental of $41 million.

      CP Ships expects to meet its future commitments under its operating leases from cash generated from operations, borrowings under the Revolving Credit Facilities and proceeds of the Offerings.

Taxation

      CP Ships is subject to taxation in the countries in which it and its constituent companies operate. CP Ships’ corporate structure is such that much of the income it generates from container shipping is subject to tax at relatively low tax rates.

Bermuda

      Lykes Lines Limited, LLC (“Lykes LLC”) and TMM Lines Limited, LLC (“TMM LLC”) are Delaware limited liability companies and are subject to the taxation regimes of their sole member, which is a Bermuda company. Lykes LLC and TMM LLC are, therefore, effectively exempt from income taxation as their sole member has received exemption from income taxation in Bermuda until 28th March 2016. They are however taxed on their activities in certain countries other than Bermuda, including in the U.S., with respect to their operations in those countries.

United States

      CP Ships (UK) Limited (“CP Ships (UK)”), CP Ships’ principal UK operating subsidiary, and its subsidiaries (which are also organized in the United Kingdom) have activities in the United States. Under Section 894 of the Code, and the United Kingdom-United States Income Tax Treaty (as currently in effect, and also under an income tax treaty between these two countries that has been signed but has not yet taken effect), income generated by a company that is resident in the United Kingdom from international shipping operations is exempt from United States federal income tax. Because CP Ships UK and its subsidiaries are organized under the laws of the United Kingdom and are engaged in business in the United Kingdom, their shipping income is exempt from United States federal income tax.

      CP Ships (Bermuda) Limited (“CP Ships (Bermuda)”), directly or through subsidiaries, also has activities in the United States. Under current law, the United States source shipping income derived by CP Ships (Bermuda) and its direct subsidiaries (which are also organized in Bermuda) should qualify for exemption from United States federal income tax under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”). “Shipping income” for this purpose means the gross amount of any income that is derived from the use of ships, from the hiring or leasing of ships for use on a time, voyage or bareboat charter basis, or from the performance of services directly related to those uses, to the extent that the shipping income is derived from sources within the United States, provided that the income is not otherwise subject to United States federal income tax on a net income basis (described below). For these purposes, 50% of shipping income that is attributable to transportation that either begins or ends (but does not both begin and end) in the United States constitutes income from sources within the United States.

      One way that the shipping income of CP Ships (Bermuda) and its subsidiaries may qualify for the exemption under Section 883 is if (i) CP Ships (Bermuda) (or the relevant subsidiary thereof) is organized in a foreign country that grants an equivalent exemption from tax to corporations organized in the United States and (ii) CP Ships’ shares are primarily and regularly traded on one or more established securities markets in the United States or in a country that provides an equivalent exemption. With respect to the requirement in clause (i), the United States Treasury Department has recognized Bermuda as a foreign country that grants an equivalent exemption to United States corporations. With respect to the requirement in clause (ii), CP Ships’ shares are primarily and regularly traded on established securities markets in the United States and in Canada, a country that provides an equivalent exemption under the Canada-United States Income Tax Treaty. In early 2000, the United States Treasury Department issued proposed regulations under Section 883. As interpreted by these proposed regulations, shares of a foreign corporation will be considered primarily traded on an established securities market for purposes of Section 883 if the number of shares that are traded during any taxable year on that market exceeds the number of shares traded during that year on any other established securities market. The Common Shares, the sole class of shares of CP Ships issued and outstanding, are traded on the NYSE and the TSX.

      Under the proposed regulations, shares of a foreign corporation will be considered regularly traded on an established securities market if (i) one or more classes of the corporation’s stock representing 80% or more of the outstanding shares, by voting power and value, are listed on the market and are traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares traded during the taxable year is at least 10% of the average number of shares outstanding during the year. However, the proposed regulations also provide that a corporation will not satisfy the publicly traded requirement for any taxable year in which 50% or more of the outstanding shares is owned, actually or constructively, by persons who each own 5% or more of the value of the outstanding shares. It is anticipated that, taking into account all of the shares to be outstanding upon completion of the Share Offering, those persons owning 5% or more of the Common Shares will own less than 50% of outstanding Common Shares. Accordingly, the Common Shares are anticipated to be, for purposes of Section 883, primarily and regularly traded on the NYSE and the TSX. Therefore, to the extent of the United States shipping income generated by CP Ships (Bermuda) and its subsidiaries (which are also organized in Bermuda), CP Ships expects to qualify for the Section 883 exemption. This conclusion is based on the analysis contained in the proposed regulations described above, and is consistent with final regulations under another provision of the Code that also contains special rules for publicly traded corporations. Because this analysis seems to be a fair interpretation of the statutory requirements, it should be reasonable to apply this analysis to periods prior to the finalization of the proposed regulations. There can be no assurance, however, that the Internal Revenue Service will not disagree with this interpretation and that future regulations promulgated under Section 883 would not adopt an interpretation that differs from the proposed regulations. In such case, CP Ships (Bermuda) and its subsidiaries could fail to satisfy the requirements of Section 883.

      Certain other provisions of the proposed regulations, if adopted, could adversely affect the reciprocal tax exemption treatment provided by Section 883 of the Code to certain inland transport, shoreside activity, and chartering income. Substantial industry comments were received in opposition to this aspect of the proposed regulations, and it is uncertain if the Treasury Department will proceed with the proposed regulations, or how, if at all, the Treasury Department may modify these provisions before proceeding. Until interpretive regulations for Section 883 are provided in final form by the Treasury Department, there can be no assurance that CP Ships (Bermuda) and its subsidiaries will not face increased United States tax liability.

      If CP Ships UK, CP Ships (Bermuda) and their respective subsidiaries do not qualify for the exemptions from United States federal income tax described above, then their U.S. source shipping income will be subject to U.S. federal income taxation. The United States federal income tax on such U.S. source shipping income is 4% of the amount of that income, not reduced by any deductions.

      To the extent that such shipping income is treated as effectively connected with the conduct of a United States trade or business, however, such shipping income will be subject to U.S. federal income tax on a net basis, in lieu of the tax on gross income discussed above. Any effectively connected shipping income, net of applicable deductions, would be subject to United States federal income tax currently imposed at rates of up to 35% of net income. In addition, such subsidiaries may be subject to a 30% branch profits tax on earnings effectively connected with the conduct of the trade or business, as determined after allowance for applicable adjustments and on certain interest paid or deemed paid attributable to the conduct of the United States trade or business.

UK Tonnage Tax

      The United Kingdom introduced a tonnage tax regime (“Tonnage Tax”) from 1st January 2000 for qualifying shipping companies to stimulate investment in UK shipping. Under Tonnage Tax, the tax liability is calculated with reference to a pre-set scale of alternate income based on the tonnage of the ships in the relevant fleet, rather than actual income earned. Therefore, under Tonnage Tax, tax expense varies with the tonnage of the fleet rather than with the profitability of the business.

      In particular, it is generally not permitted for a company within Tonnage Tax to reduce its liability to Tonnage Tax by offsetting losses or depreciation. Entry to Tonnage Tax requires an election by the relevant shipping company. Such an election generally must be made for a ten-year period and, once made, is irrevocable.

      CP Ships (UK) entered the Tonnage Tax regime with effect from 1st January 2001. CP Ships (UK) comprises the Contship Containerlines business and, from 27th September 2001, the Canada Maritime, Cast and ANZDL businesses.

Canada

      CP Ships and its Canadian subsidiaries that operate the Racine and Cast marine terminals in Montreal, Quebec are subject to normal Canadian federal and provincial taxes.

      CP Ships believes that it is, and intends to take all necessary steps to remain, resident solely in Canada for income tax purposes. CP Ships’ tax residency is, however, affected by a number of factors, some of which are outside its control, including the application and interpretation of relevant tax laws and treaties. If CP Ships were to cease to be tax resident in Canada, it would be liable to pay additional Canadian taxes, including, but not limited to, capital gains tax based on the difference between the fair market value and tax cost of its assets at the relevant time. If such taxes were to become payable, this would have a material adverse effect on CP Ships’ business, financial condition and results of operations. In addition, CP Ships may be obliged to make indemnification payments under the Arrangement Agreement if its ceasing to be Canadian tax resident caused the Spin-off to be taxable. If such indemnification payments were to become due, this may have an adverse effect on CP Ships. Further, the Canadian income tax consequences to Canadian resident holders of Common Shares would be different from those applicable if CP Ships were resident in Canada.

Quantitative and Qualitative Disclosure about Market Risk

      CP Ships has global activities and its operations are exposed to the effect of changes in financial markets and economic conditions around the world. To minimize the impact of such changes on the profitability of the business and its overall financial performance, CP Ships seeks to identify, evaluate and, where appropriate, hedge financial and market risks. CP Ships does not use derivative financial instruments for speculative or trading purposes.

Foreign Currency Exchange Risk

      CP Ships’ functional and reporting currency is the U.S. dollar. A portion of its revenue and expenses is denominated in currencies other than U.S. dollars and consequently CP Ships is subject to the effect of fluctuation in relevant U.S. dollar exchange rates. The most significant currency exposures are in Canadian dollars (which account for approximately 4% of revenue and 8% of operating costs), euros (which account for approximately 4% of revenue and 13% of operating costs) and pounds sterling (which account for approximately 1% of revenue and 4% of operating costs). CP Ships’ financial performance is, therefore, subject to the effect of movements in the relevant U.S. dollar exchange rates as there is an imbalance between revenue and costs denominated in different currencies. In general, a strengthening of these currencies relative to the U.S. dollar has a negative effect on operating income. Conversely, a weakening of these currencies has a beneficial effect on operating income.

      To manage foreign currency exchange risk, CP Ships enters into forward exchange contracts as it deems appropriate to hedge some or all of its anticipated net exposures to non U.S. dollar currencies. Gains and losses resulting from designated hedge contracts are recognized in income in the same period that the underlying exposure is recognized. The following table illustrates the estimated effect on operating income in 2001 of a hypothetical 10% change in the Canadian dollar, euro and pound sterling exchange rates against the U.S. dollar for 2001 taking into account hedges currently in place for 2002:

Increase/(decrease)
in operating income
(unaudited, $ millions)
10% strengthening against U.S. dollar of the
— Canadian dollar	(4)
— Euro	(8)
— Pound sterling	(8)
10% weakening against U.S. dollar of the
— Canadian dollar	3
— Euro	6
— Pound sterling	6

      This analysis is based on 2001 revenue and operating costs and assumes all other variables remain constant.

      CP Ships’ investments in subsidiaries with a functional currency other than U.S. dollars are not hedged. The net assets in foreign subsidiaries, which are denominated mainly in Canadian dollars, were translated into approximately $97 million using the year end exchange rates, at 31st December 2001. The potential effect of a hypothetical 10% adverse change in foreign currency exchange rates would be a reduction in the value of consolidated net assets of approximately $10 million as at 31st December 2001. The loss would be reflected as a cumulative foreign currency translation adjustment in shareholders’ equity.

Interest Rate Risk

      CP Ships is exposed to interest rate risk as its borrowings under the Revolving Credit Facilities are at floating interest rates. As at 31st March 2002, the amount borrowed under the Revolving Credit Facilities was $160 million and cash and cash equivalents were $92 million.

      CP Ships’ interest rate risk is not currently hedged. Each increase in interest rates of 1% would result in a decrease in net income of $1.6 million based on floating rate borrowings at 31st March 2002, without taking account of cash balances and cash equivalents. Conversely, each decrease of 1% in interest rates would result in an increase in net income of $1.6 million.

Changes in Currency and Interest Rate Exposure

      CP Ships’ exposure to non-U.S. currency risk in 2000 decreased compared to 1999 due to the acquisition of the remaining 50% interest in the Americana Ships joint venture, whose revenue and costs are predominantly in U.S. dollars. Its interest rate risk in 2000 did not change significantly compared to 1999.

      CP Ships’ exposure to interest rate risks in 2002 will be higher than in 2001 and 2000 due to the replacement of interest-free, short-term loans from Canadian Pacific with borrowings under the $175 Million Facility and an increase in borrowings to finance investments in ships under the ship replacement program.

Critical Accounting Policies

      CP Ships prepares its consolidated financial statements in accordance with Canadian GAAP. In preparing these consolidated financial statements, CP Ships makes its best estimates and judgements of certain amounts included in the financial statements.

      CP Ships’ significant accounting policies are more fully described in Note 2 to the Annual Financial Statements. Certain of the accounting policies are particularly important to the portrayal of its financial position and results of operations and require the application of judgement by its management. These accounting policies include:

Revenue and Cost Recognition

      Revenues and costs directly attributable to loaded container movements are recognized when delivery of the container is completed.

      An element of cost of delivery of each container to its ultimate destination may have to be estimated and accrued because there can be delays in the receipt or advice of the final charges from agents and suppliers throughout the world. Consequently, significant accruals are outstanding at each financial period end. CP Ships has considerable experience in estimating the costs of transporting containers. Where CP Ships determines that such accruals are higher or lower than necessary to meet its obligations for transportation costs, an adjustment to the accrual is made in the period that such a determination is made.

Restructuring Costs

      The cost of business acquisitions and any resulting goodwill includes the estimated cost of plans to restructure the acquired business that are foreseen and approved at the time of acquisition. Additionally, during 2001 CP Ships recorded a $19 million charge for the estimated cost of restructuring organization and offices, mainly in Europe and North America, during 2001 and 2002. The provisions for restructuring costs are recorded as liabilities.

      The estimates for restructuring costs are based upon assumptions about future events such as employee severance, subleases or lease disposals and contract terminations and final costs may differ from the original estimates. Future changes in these estimates and assumptions, and market conditions, could have a material impact on CP Ships’ consolidated financial statements.

New Canadian Accounting Pronouncements

Goodwill and Other Intangible Assets

      CICA 3062, “Goodwill and other intangible assets” was issued in August 2001 by the Canadian Institute of Chartered Accountants (“CICA”) and was effective for CP Ships for years beginning 1st January 2002 and will be applied prospectively. Pursuant to CICA 3062, goodwill can no longer be amortized. Instead, it will be subject to an annual impairment test. During June 2002, CP Ships completed its review as required under CICA 3062 and has determined that there is no impairment of goodwill.

      The impact of not amortizing goodwill for the first quarter of 2002 is to increase net income by $4 million and basic and diluted earnings per share by $0.05. For the year ended 31st December 2001 the impact of not amortizing goodwill would have been to increase net income by $16 million and increase basic and diluted earnings per share by $0.20. For 2000, such impact would have been to increase net income by $18 million and basic and diluted earnings per share by $0.23. For 1999, applying CICA 3062 would have increased net income by $15 million and basic and diluted earnings per share by $0.19.

      CICA 1650, “Foreign currency translation” was effective from 1st January 2002. CP Ships will retroactively adopt a change in the accounting rules for the treatment of foreign exchange gains and losses. These changes have not yet been applied to the Annual Financial Statements. The new rules will no longer allow for the deferral and amortization of foreign exchange gains and losses on long-term debt. As the majority of CP Ships’ debt is denominated in U.S. dollars, this change will not have a material effect on its financial statements.

      CICA AcG-13 “Hedging Relationship” is effective for fiscal years beginning 1st July 2002 and specifies new criteria for applying hedging accounting. CP Ships is assessing the impact that this guidance will have on its financial position and results of operations.

Stock Based Compensation

      Effective 1st January 2002, CP Ships prospectively adopted the new recommendations of the CICA with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require compensation expense to be calculated using the fair value method and either expensed to income or the effect disclosed in the notes to the financial statements. As permitted under the new standard, CP Ships will continue to employ the intrinsic method of accounting for stock based compensation and will disclose the effect of using the fair value method for accounting for its stock-based compensation plans in a note to its financial statements.

Recent U.S. Accounting Pronouncements

      On 20th July 2001, the Financial Accounting Standard Board (“FASB”) issued Financial Accounting Statement (“FAS”) 141, “Business Combinations,” and FAS 142, “Goodwill and Other Intangible Assets,” which were required to be implemented with effect from 1st July 2001 and 1st January 2002 respectively. FAS 141 requires that all business combinations be accounted for by the purchase method. FAS 142 addresses the accounting for acquired goodwill and other intangible assets and contains certain transitional provisions which may affect classification of intangible assets, as well as the balance of goodwill. The ongoing impact will be that goodwill will no longer be amortized, but instead will be tested at least annually for impairment. The requirements of both statements apply prospectively from the effective date for the purposes of presenting U.S. GAAP financial information. During June 2002, CP Ships completed its review as required under FAS 142 and has determined that there is no impairment of goodwill.

      The impact of not amortizing goodwill for the year ended 31st December 2001 would have been to increase net income reported under U.S. GAAP before the cumulative effect of accounting changes by $14 million and basic and diluted earnings per share by $0.18.

      FAS 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets,” was issued in July 2001. This standard will be effective for CP Ships’ fiscal year beginning after 15th June 2002; however, early adoption is permitted. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets are capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. The requirements of this statement will be reflected as a cumulative effect adjustment to income for the purposes of presenting U.S. GAAP financial information. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

      FAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued on 3rd October 2001 and is effective for CP Ships’ fiscal year beginning 1st January 2002. The objectives of FAS 144 are to create a single accounting model, based on the framework established in FAS 121, for long-lived assets including segments of a business to be disposed of by sale, whether previously held and used or newly acquired. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.

      In April 2002, the FASB issued FAS 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections (FAS 145)”. This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after 15th May 2002; however, certain sections are effective for transactions occurring after 15th May 2002. CP Ships is assessing the impact that this new standard will have on its financial position and results of operations.